

07007746

P.3 AB 7/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNS Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1651 N. Collins, Suite 160
(No. and Street)

Richardson (City) TX (State) 75080 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

972-644-6464
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James R. Knight P.C.
(Name – *if individual, state last, first, middle name*)

2655 Villa Creek #200 (Address) Dallas (City) TX (State) 75234 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 27 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 7/26

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CNS Securities, LLC
Oath or Affirmation
December 31, 2006

I, **Chris Sifuentes**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **CNS Securities, LLC** as of **December 31, 2006** are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director, has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature 2/20/07 date

Title


KELLIE J. LANGLE
Notary Public, State of Texas
My Commission Expires
April 07, 2010

Notary Public

This report contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Cash Flows
X (e) Statement of Changes in Member's Equity
(f) Statement of changes in liabilities subordinated to claims of general creditors
X (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1
X Statement of exemptive provisions
(h) Computation for determination of reserve requirements pursuant to Rule 15c3-3
(i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3
(j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-3 and the computation for determination of the reserve requirements for brokers and dealers under Exhibit A of Rule 15c3-3
(k) A reconciliation between the audited and unaudited financial statements of financial condition with respect to methods of consolidation
X (l) An oath or affirmation
(m) A copy of the SIPOC supplemental report
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X (o) Independent auditors' report on internal accounting control
(p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5


SEC MAIL PROCESSING
RECEIVED
MAR · 2007
WASH, D.C.
213
SECTION

CNS Securities, LLC

Financial Statements with
Supplemental Information

December 31, 2006

and

Independent Auditors' Report

James R. Knight, P.C.
Certified Public Accountants

CNS Securities, LLC
Financial Statements
December 31, 2006



SEC MAIL
RECEIVED
WASH. D.C.

Table of Contents

JAMES R. KNIGHT, P.C.
Certified Public Accountants

jamesknightcpa
@sbcglobal.net

Independent Auditors' Report

To the Member
CNS Securities, LLC
Richardson, Texas

We have audited the accompanying statement of financial condition of CNS Securities, LLC as of December 31, 2006, and the related statements of operations, member's equity and cash flows for the year then ended. You are filing these statements pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNS Securities, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James R. Knight, P.C.

February 20, 2007

2655 Villa Creek, Suite 200 • Dallas, Texas 75234 • (972) 484-2545 • FAX (972) 484-6979

CNS Securities, LLC
Statement of Financial Condition
December 31, 2006

Assets

Current assets:	
Cash and cash equivalents	$ 9,905
Prepaid expenses	-
Accounts receivable - trade	22,745
Total current assets	32,650
Other assets:	
Restricted funds	14,658
Organization costs, less amortization of $4,419	2,423
Total other assets	17,081
Total assets	$ 49,731

Liabilities and Member's Equity

Current liabilities:	
Accounts payable - trade	$ 22,111
Accrued payroll taxes	337
Total current liabilities	22,448
Member's equity	27,283
Total liabilities and member's equity	$ 49,731

The accompanying notes are an integral part of these financial statements

CNS Securities, LLC
Statement of Operations
Year Ended December 31, 2006

Revenues:	
Commissions and fees	$ 162,956
Interest income	466
Total revenue	163,422
Operating expenses:	
Commissions paid	99,410
Directors fee	4,000
Salaries and wages	15,188
Rent	12,000
Professional expense	10,345
Regulatory fees	5,335
Office, telephone, other	5,519
Clearing charges	3,509
Payroll taxes	1,319
Amortization expense	1,368
Total operating expenses	157,993
Net Income	$ 5,429

The accompanying notes are an integral part of these financial statements

CNS Securities, LLC
Statement of Member's Equity
Year Ended December 31, 2006

Beginning - January 1, 2006	$ 21,854
2005 Activity:	
Member contribution	-
Net income	5,429
Ending - December 31, 2006	$ 27,283

The accompanying notes are an integral part of these financial statements

CNS Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net income or (loss)	$ 5,429
Noncash expenses:	
Amortization	1,368
(Increase) decrease in:	
Accounts receivable	(21,736)
Prepaid expenses	3,478
Restricted funds	(6,461)
Increase (decrease) in:	
Accounts payable	21,206
Accrued liabilities	112
Net reconciling items	(2,033)
Net cash provided by operating activities	3,396
Cash flows from investing activities	-
Cash flows from financing activities:	-
Net increase in cash	3,396
Cash and cash equivalents:	
Beginning of period	6,509
End of period	$ 9,905
Supplemental information:	
Amounts paid for:	
Interest expense	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements

CNS Securities, LLC
Year Ended December 31, 2006
Notes to Financial Statements

1 Organization and Nature of Business

CNS Securities, LLC ("CNS" or "the Company") was formed as a Texas limited liability company in June 2003. Mr. Chris Sifuentes of Richardson, Texas is the sole member. In June 2004, the National Association of Securities Dealers, Inc. ("NASD") approved the Company's application to provide broker-dealer services for the sale of corporate equity and debt securities, U.S. government and municipal securities, mutual funds and variable life insurance products. Active customer trading commenced in the fourth quarter of 2004, after Mr. Sifuentes completed the process necessary to transfer his client base from a previous broker-dealer to CNS.

The Company, which does not hold customer funds or safekeep customer securities, clears all transactions on a fully disclosed basis through an independent clearing firm.

2 Summary of Significant Accounting Policies

Cash and Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Estimates and Assumptions – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect reported balances of assets and liabilities, disclosure of contingent assets and liabilities, and reported totals of revenues and expenses. Because the use of estimates is inherent in the financial reporting process, actual results may differ from estimates and such differences may be significant.

Organization Costs – Organization costs are amortized by the straight-line method over a period of five years.

Income Taxes – For Federal income tax purposes, CNS, a limited liability company, has elected to be taxed as a corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect tax benefits that may not be realized.

3 Regulatory Requirements

The Company is required to maintain a minimum net capital of $5,000 pursuant to Securities and Exchange Commission Rule 15c3-1(a)(2)(vi).

Since CNS does not hold customer funds or securities and uses a separate firm to clear transactions, it meets the exemptive provisions of Paragraph (k)(2)(ii) and, accordingly, is not required to maintain customer reserves.

CNS Securities, LLC
Year Ended December 31, 2006
Notes to Financial Statements

4 RESTRICTED FUNDS

Restricted funds of $14,658 represent amounts deposited by the Company with its independent clearing firm as security for any potential shortages or losses that could arise with the clearing of future customer transactions.

5 RELATED PARTY TRANSACTIONS

The Company's sole member, Mr. Chris Sifuentes, is the lessee of the office space occupied by CNS and CNS Insurance Services, LLC ("CNSI"), an affiliated company also owned by Mr. Sifuentes. Office rent and most operating expenses are allocated to CNS and CNSI at the member's discretion. In addition, significant income from the sale of variable life insurance or annuity products is allocated between the two entities at the discretion of Mr. Sifuentes. The existence of common control among CNS and CNSI could cause operating results or financial position to differ from those which might be obtained if these entities were completely autonomous

Commission expenses of $68,698 were paid to Mr. Sifuentes in 2006. He also received compensation in the form of a director's' fee in the amount of $4,000.

The owner signed a three year lease agreement for office space in Richardson, Texas. The lease began on February 1, 2006 and terminates January 31, 2009. CNS Securities subleases offices from the member, but has no formal commitment. In 2006 the Company paid $1,000 per month, or $12,000 total, in office rent to Mr. Sifuentes.

6 INCOME TAXES

At December 31, 2005, the Company had a net operating loss carry-forward of about $4,500 for both Federal income tax and financial reporting purposes. Since inception, CNS has experienced no significant differences between financial and income tax accounting. Hence, no temporary differences have arisen to create a deferred tax liability. Actual corporate income tax for the year ended December 31, 2006 was not significant.

CNS Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Total ownership from Statement of Financial Condition		$ 27,283
Deduct ownership equity not allowable for net captial		-
Total ownership equity qualified for net capital		27,283
Add:		
Liabilties subordinated to claims of general creditors allowable in computation of net capital	-	
Other allowable credits	-	-
Total capital and allowable subordinated liabilities		27,283
Deductions and/or charges:		
Nonallowable assets from Statement of Financial Condition		
Organization costs, net	2,423	
Related party accounts receivable	3,677	
Secured demand note deficiency	-	
Commidity futures contracts and spot commodities	-	
Other deductions and/or charges	-	(6,100)
Other additions and/or credits		-
Net capital before haircuts on securities position		21,183
Haircuts on securities		(293)
Net capital		$ 20,890

Reconciliation with 4th Quarter FOCUS report:	
Net capital per 4th quarter FOCUS report	$ 20,890
Difference: Audit adjustments (net)	-
Net capital per above computation	$ 20,890

CNS Securities, LLC
Exemptive Provisions
Year Ended December 31, 2006

The Company claims an exemption from Rule 15c3-3 under the exemptive provisions of:

Paragraph (k)(2)(ii)	All customer transactions cleared through another broker-dealer on a fully disclosed basis.

CNS Securities, LLC
Oath or Affirmation
December 31, 2006

I, **Chris Sifuentes**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **CNS Securities, LLC** as of **December 31, 2006** are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director, has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature date

Title

Notary Public

This report contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Cash Flows
X (e) Statement of Changes in Member's Equity
(f) Statement of changes in liabilities subordinated to claims of general creditors
X (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1
X Statement of exemptive provisions
(h) Computation for determination of reserve requirements pursuant to Rule 15c3-3
(i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3
(j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-3 and the computation for determination of the reserve requirements for brokers and dealers under Exhibit A of Rule 15c3-3
(k) A reconciliation between the audited and unaudited financial statements of financial condition with respect to methods of consolidation
X (l) An oath or affirmation
(m) A copy of the SIPOC supplemental report
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X (o) Independent auditors' report on internal accounting control
(p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

JAMES R. KNIGHT, P.C.
Certified Public Accountants

jamesknightcpa
@sbcglobal.net

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To the Member
CNS Securities, LLC
Richardson, Texas

In planning and performing our audit of the financial statements and supplemental schedules of CNS Securities, LLC ("the Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recording of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2655 Villa Creek, Suite 200 • Dallas, Texas 75234 • (972) 484-25 5 • FAX (972) 484-6979

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate due to changes in conditions; or the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. This report is not intended to be and should not be used by anyone other that these specified parties.

James R. Knight, P.C.

February 20, 2007

END